Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROFIT WARNING FOR THE 2016 ANNUAL RESULTS

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

I. ESTIMATED RESULTS FOR THE YEAR OF 2016

(a) Period of the estimated results

1 January 2016 to 31 December 2016

(b) Estimated results

According to the preliminary estimation of the results of operations for the year of 2016 of the Company in accordance with the China Accounting Standards for Business Enterprises, the net profit attributable to equity holders of the Company for the year of 2016 is expected to decrease by 70% to 80% as compared with that of the previous year.

(c) The estimated results are the preliminary estimation of the Company and have not been audited by certified accountants.

II. RESULTS OF OPERATIONS FOR THE YEAR OF 2015

(a) Net profit attributable to equity holders of the Company: RMB35,653 million

(b) Earnings per share: RMB0.19

III. MAJOR REASONS FOR ESTIMATED DECREASE IN THE RESULTS FOR THE YEAR OF 2016

In 2016, the supply in the international oil market was fundamentally ample. The international oil prices continued to fluctuate at a low level. Especially in the first half of 2016, the oil prices substantially decreased as compared with the same period of 2015. Meanwhile, the prices of domestic natural gas also declined drastically as compared with the same period of last year. Due to the comprehensive influence of the above factors, the net profit attributable to equity holders of the Company in 2016 decreased significantly. In the face of the complex and severe operation environment, the Company adhered to its steady development guidelines, stuck to reform and innovation, and consistently carried out the measures of broadening source of income, reducing costs and improving efficiency. As a result, the adverse effect of the decline in oil and gas prices on the Company’s operation results had been effectively mitigated, and the operation results for the fourth quarter improved considerably as compared with the third quarter in 2016. The percentage of decrease in the operating profit for the year of 2016 as compared with the year of 2015 is much lower than the percentage of decrease in the net profit attributable to equity holders of the Company for the year of 2016 as compared with the year of 2015.

In 2017, it is expected that the supply and demand for global oil market will gradually become balanced and the international oil prices will recover. However, there are still various uncertainties. The Company will actively implement the strategies of resource, market, internationalization and innovation, further deepen reform and innovation, promote sound development, intensively carry out the measures of broadening source of income, reducing costs and improving efficiency and constantly optimize its business layout, production and operation to create a favourable return to all the shareholders.

IV. OTHER MATTERS

The estimated results above are only preliminary calculation. Please refer to the 2016 annual results announcement and the 2016 annual report to be disclosed by the Company for specific and accurate financial information. Investors are reminded to exercise caution when making investment decisions.

By order of the Board PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

25 January 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive directors; Mr. Zhao Zhengzhang as executive director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.